April 30, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Roth CH Acquisition I Co.
Registration Statement on Form S-1
File No. 333-236852

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Roth CH Acquisition I Co. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:30 p.m. EST on Monday, May 4, 2020, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, more than 280 copies of the Preliminary Prospectus dated April 29, 2020 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

ROTH CAPITAL PARTNERS

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	Head of Equity Capital Markets

CRAIG-HALLUM CAPITAL GROUP

By:	/s/ Rick Hartfiel
Name:	Rick Hartfiel
Title:	Head of Investment Banking